SUPPLEMENTAL BENEFIT RIDER

This rider is attached to and part of Your policy. It is issued in consideration of the policy application and the charge for this rider as described below and as shown on Your Data Pages. All policy definitions, provisions, and exceptions apply to this rider unless changed by this rider. The effective date of this rider is the same as the Policy Date.

RIDER BENEFIT

This rider provides an insurance benefit of the Supplemental Benefit Rider Face Amount shown on the Data Pages. The Supplemental Benefit Rider Face Amount is included in the Total Face Amount, shown on the Data Pages, and is used to determine the death proceeds as described in Your policy. We will pay this benefit amount to the beneficiary(ies) when We receive due proof that the Insured died while this rider is in force. Due proof includes a certified copy of the death certificate of the Insured, as well as information reasonably necessary to process the death claim, such as beneficiary information. Except as described below in the Impacts To Supplemental Benefit Rider Face Amount provision, the Supplemental Benefit Rider Face Amount cannot be adjusted.

This rider does not have Surrender Value or loan value.

PROTECTION PERIOD

This rider’s protection period ends on its Expiration Date as shown on the Data Pages. This protection period will be extended to the date of the Insured’s death if the Policy Maturity Date shown on Your Data Pages is extended as described in Your policy.

RIDER CHARGES

SUPPLEMENTAL BENEFIT RIDER COST OF INSURANCE RATES

We deduct the cost of insurance for the benefits provided by this rider on each Monthly Date. Cost of insurance rates are determined by Us and will never be higher than the guaranteed maximum rates stated in the table of Guaranteed Maximum Supplemental Benefit Cost of Insurance Rates on Your Data Pages. We may use rates lower than these guaranteed rates. We determine cost of insurance rates based on Our expectations as to Our future investment earnings, expenses, state and federal taxes, and mortality and persistency experience. Any change in these rates applies to all individuals of the same class as the Insured.

Cost of insurance rates at issue and for any Total Face Amount increases vary by age at issue and adjustment, duration since issue and adjustment, risk class, gender, and tobacco status of the Insured.

MONTHLY POLICY ISSUE CHARGE

We deduct a monthly policy issue charge per $1,000 of Supplemental Benefit Rider Face Amount on each Monthly Date. The monthly policy issue charge is determined by Us and is subject to change as described in the Changes In Policy Charges And Rates provision of Your policy. However, it will not exceed the Guaranteed Maximum Monthly Policy Issue Charge shown on Your Data Pages.

The monthly policy issue charge at issue and for any Total Face Amount increase varies by age at issue and adjustment, duration since issue and adjustment, risk class, gender, and tobacco status of the Insured.

SF 987 NY    1    [SAMPLE]

PREMIUM EXPENSE CHARGE
We deduct a Premium Expense Charge from each premium payment. The result is the Net Premium.
The Premium Expense Charge is determined by Us and is subject to change as described in the Changes In Policy Charges And Rates provision of Your policy. However, it will not exceed the Guaranteed Maximum Premium Expense Charge shown on Your Data Pages.
The Premium Expense Charge varies by duration since issue or adjustment.

IMPACTS TO SUPPLEMENTAL BENEFIT RIDER FACE AMOUNT
The Supplemental Benefit Rider Face Amount may change as a result of:

1.	A requested increase or decrease to the Total Face Amount;

2.	a Death Benefit Option change;

3.	a partial surrender; or

4.	the effects of any rider attached to the policy.
In the above situations, the Total Face Amount adjustment will be prorated between the Base Policy Face Amount and the Supplemental Benefit Rider Face Amount at the same proportion that existed on the Policy Date.
If there have been prior increases in the Total Face Amount, any subsequent reduction of the Total Face Amount due to an adjustment will be taken first from the most recent Total Face Amount increase, then from each prior Total Face Amount increase in reverse chronological order, and lastly from the Initial Total Face Amount.

INCONTESTABILITY
With respect to material misstatements made in the initial application(s) for this rider, We will not contest this rider after the rider has been in force during the lifetime of the Insured for two years from the Policy Date.
With respect to material misstatements made in any subsequent application(s) for additional coverage, reclassification or reinstatement, We will not contest the additional coverage, reclassification or reinstated coverage resulting from such application(s) after the additional coverage, reclassification or reinstated coverage has been in force during the lifetime of the Insured for two years from the date of the adjustment, reclassification or reinstatement.
If this rider is issued as a result of a conversion, the contestable period for the converted amount will be measured from the original policy’s issue date.

SUICIDE
The Supplemental Benefit Rider Face Amount will not be paid if the Insured dies by suicide within two years of the Policy Date. Instead, this rider will terminate along with the policy and We will return all premiums paid, less any Loan Indebtedness, less any partial surrenders. This amount will be paid to the beneficiary(ies) of the policy.
Any death proceeds which are a result of a Total Face Amount increase made under the Adjustment Options section of the policy will not be paid if the Insured dies by suicide within two years of the Adjustment Date. Instead, We will return the sum of the Monthly Policy Charges paid for the increased amount of protection. This amount will be paid to the beneficiary(ies) of the policy.
If this rider is issued as a result of a conversion, the two-year period in this Suicide provision for the converted amount will be measured from the original policy's issue date.
If this rider terminates and is later reinstated with the policy, the two-year period in this Suicide provision will not begin anew.

SF 987 NY    2    [SAMPLE]

TERMINATION

This rider terminates on the first of:

1.	termination of Your policy;

2.	the end of this rider’s protection period;

3.	the exercise of any rider that prevents policy lapse due to Loan Indebtedness; or

4.
Our receipt of Your Notice to cancel this rider. The cancellation will be effective on the Monthly Date on or next following the date We receive Your Notice. We may require that You send Your policy to Our Home Office to record the cancellation.

REINSTATEMENT

This rider may be reinstated as part of Your policy if all conditions for reinstatement of the policy are met, and subject to Our then current underwriting guidelines and all rider provisions.

Principal Life Insurance Company
Des Moines, Iowa 50392-0001

SF 987 NY    3    [SAMPLE]